OMNIBUS AGREEMENT

THIS OMNIBUS AGREEMENT (this “Agreement”) is made and entered into as of July 30, 2014 (the “Effective Date”) by and among GREEN COURTE REAL ESTATE PARTNERS, LLC, a Delaware limited liability company, GCP REIT II, a Maryland business trust, AMERICAN LAND LEASE, INC., a Delaware corporation, ASSET INVESTORS OPERATING PARTNERSHIP, L.P., a Delaware limited partnership, GCP REIT III, a Maryland business trust (each a “Green Entity, and collectively, the “Green Entities”), SUN COMMUNITIES OPERATING LIMITED PARTNERSHIP, a Michigan limited partnership (“SCOLP”), SUN COMMUNITIES, INC., a Maryland corporation (“SUI”), and SUN HOME SERVICES, INC., a Michigan corporation (“SHS;” SCOLP, SUI and SHS are each a “Sun Party” and collectively the “Sun Parties”). At or prior to Closing (as defined herein), the Sun Purchasers (as defined below) shall execute a joinder to this Agreement, as third party beneficiaries of this Agreement.
RECITALS:

A.Green Courte Real Estate Partners, LLC (“Fund 1”), GCP REIT II (“Fund 2”), and GCP REIT III (‘Fund 3”, and together with Fund 1 and Fund 2, the “Parent Entities”) own directly or indirectly one hundred percent (100%) of the ownership interests in the limited liability companies, partnerships and corporations listed on Exhibit A (each a “Holding Company,” and collectively, the “Holding Companies”), except where a different ownership percentage is otherwise noted on Exhibit A.

B.The Holding Companies own, through the subsidiaries or joint ventures listed on Exhibit A (each a “Property Owner” and collectively the “Property Owners”), fifty-five (55) manufactured home communities (each, a “Project” and collectively the “Projects”), inclusive of all improvements, manufactured home sites, operations, golf courses, water and sewer treatment plants, services, machinery, equipment, goods, vehicles and other personal property located at or used or useable in connection with the operation and ownership of the Projects, as more specifically described in the Definitive Agreements (as defined below).

C.Pursuant to those certain Contribution Agreements listed on Exhibit B attached hereto (individually a “Contribution Agreement”, and collectively, the “Contribution Agreements”), dated of even date herewith, certain Green Entities as set forth on Exhibit B, as Contributors, have agreed to contribute and convey to SCOLP or wholly-owned subsidiaries of SCOLP (the “Sun Purchasers”), one hundred percent (100%) of the membership interests in certain Holding Companies or subsidiaries of the Holding Companies, all as set forth on Exhibit B (the membership interests of all such Holding Companies or the subsidiaries being, collectively, the "Membership Interests") and SCOLP has agreed to cause the Sun Purchasers to accept the Membership Interests at Closing.
D.Pursuant to those certain Asset Purchase Agreements listed on Exhibit C attached hereto (the “Asset Purchase Agreements”), concurrently with the closings under the Definitive Agreements (as defined below), certain affiliates of the Green Entities as set forth on Exhibit C (the “Home Sellers”) will sell and convey, and SCOLP or SHS, an affiliate of SCOLP, will purchase, all of the Owned Homes and MH Contracts (as defined in the Asset Purchase Agreements). At or prior to Closing, the Home Sellers (as defined below) shall execute a joinder to this Agreement as a Green Party, and become obligated as a Green Entity under the terms hereof.
E.Pursuant to a certain Membership Interest Purchase Agreement (the “Fund 2 MIPA”), dated of even date herewith, between Asset Investors Operating Partnership, L.P.

(“AIOP”) and SCOLP, AIOP will sell and convey, and certain Sun Purchasers will purchase, one hundred percent (100%) of the membership interests in those Holding Companies or Property Owners, as the case may be, set forth on Exhibit D-1 attached hereto who own the Projects set forth on Exhibit D-1 (the “Fund 2 MIPA Projects”).
F.Pursuant to a certain Merger Agreement (the “Fund 2 Merger Agreement”), dated of even date herewith, a subsidiary of SUI and Fund 2 have agreed to merge, resulting in SUI indirectly owning one hundred percent (100%) of the Membership Interests in the Holding Companies listed on Exhibit E attached hereto, which directly or indirectly own the Projects set forth on Exhibit E.
G.Pursuant to a certain Membership Interest Purchase Agreement (the “Fund 3 MIPA” and, together with the Fund 2 MIPA, the “MIPAs”), dated of even date herewith, between Fund 3 and SCOLP, Fund 3 will sell and convey, and certain Sun Purchasers will purchase, one hundred percent (100%) of the membership interests in those Holding Companies or Property Owners, as the case may be, set forth on Exhibit D-2 attached hereto who own the Projects set forth on Exhibit D-2 (the “Fund 3 MIPA Projects” and, together with the Fund 2 MIPA Projects, the “MIPA Projects”).
H.Pursuant to a certain Merger Agreement (the “Fund 3 Merger Agreement”, and together with the Fund 2 Merger Agreement, the “Merger Agreements”), dated of even date herewith, a subsidiary of SUI and Fund 3 have agreed to merge, resulting in SUI indirectly owning one hundred percent (100%) of the Membership Interests in the Holdings Companies listed on Exhibit F attached hereto, which directly or indirectly own the Projects set forth on Exhibit F.
I.Each Merger Agreement, each MIPA, each Contribution Agreement and each Asset Purchase Agreement may be referred to herein as a “Definitive Agreement,” and they are collectively referred to herein as the “Definitive Agreements”. This Agreement and each Definitive Agreement may be referred to herein as a “Transaction Agreement” and collectively as the “Transaction Agreements”.
J.The parties wish to establish, clarify and confirm various aspects of the overall relationship and transactions contemplated by the Definitive Agreements, as well as set forth certain additional conditions precedent to the transactions contemplated by the Definitive Agreements.
NOW, THEREFORE, the parties agree as follows:
1.Definitions
To the extent not otherwise defined herein, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Definitive Agreements.
2.Agreed Value for the Projects and Deposit
2.1    Agreed Value
The total agreed value (the “Total Agreed Value”) for all of the Membership Interests, Owned Homes, MH Contracts and all other assets as set forth in the Definitive Agreements (collectively, the “Acquired Assets”), shall be an amount equal to One Billion Three Hundred Twenty One Million Two Hundred Twenty Seven Thousand and 00/100 Dollars ($1,321,227,000.00) plus the Oak Creek Consideration (defined below). At Closing, the Sun Parties shall pay the Total Agreed Value in accordance with the terms of the Definitive

Agreements as follows: (i) assumption of certain outstanding loans secured by the Projects, as set forth in each of the Definitive Agreements, (ii) Two Hundred Sixty Two Million and No/100 Dollars ($262,000,000.00) in either Common OP Units in SCOLP (the “Common OP Units”) or shares of common stock (the “SUI Common Stock” and, together with the Common OP Units, “Common Equity”) in SUI or a combination thereof, as selected by the Green Entities prior to Closing (in either case at an issuance price of $50.00 per share or unit), (iii) the issuance of Series A-4 Preferred Stock in SUI (the “Preferred Stock”) or Series A-4 Preferred OP Units in SCOLP (the “Preferred OP Units” and, together with the Preferred Stock, “Preferred Equity”) or a combination thereof as selected by the Green Parties prior to Closing, having an aggregate Issue Price (at $25.00 per share or unit) totaling One Hundred Seventy Five Million and No/100 Dollars ($175,000,000.00), and (iv) the remaining balance of the Total Agreed Value, after adjustments for any increase or decrease occurring in the ordinary course of business in the aggregate book value of the Owned Homes from and after March 31, 2014 (which was $22,904,477.00 as of such date) and any increase or decrease occurring in the ordinary course of business in the aggregate outstanding balance of the MH Contracts from and after March 31, 2014 (which was $7,146,114.00 as of such date), in immediately available funds (“Cash”). The Common OP Units and Preferred OP Units shall be issued pursuant to the terms of, and shall be governed by, that certain Third Amended and Restated Agreement of Limited Partnership, dated as of June 19, 2014, as amended or restated from time to time (the “SCOLP Partnership Agreement”), provided that at the Closing the SCOLP Partnership Agreement shall be amended by the 1st Amendment thereto, in the form of Exhibit L attached hereto (the “Preferred Amendment”).
2.2    Allocation of Total Agreed Value
The Total Agreed Value shall be allocated among the Projects, Membership Interests Owned Homes, MH Contracts and all other assets covered by the Definitive Agreements, as set forth on the attached Exhibit M. Subject to the provisions of Section 2.1 above, the Green Entities shall allocate the Cash, Common OP Units, SUI Common Stock, Preferred Stock and Preferred OP Units among the Projects by notice to the Sun Parties at least ten (10) days prior to the Closing.
2.3    Deposit
Within one (1) business day after the Effective Date, SCOLP shall deliver to the Title Company (as defined in the Definitive Agreements) an earnest money deposit in the aggregate amount of Fifty Million and 00/100 Dollars ($50,000,000.00) (together with interest thereon, the
“Deposit”) which shall be held in escrow by the Title Company pursuant to that certain Escrow Agreement between SCOLP, SUI, the Green Entities and Title Company, and delivered pursuant to the terms set forth herein. Any interest earned on the Deposit shall belong to SCOLP.
2.4    Holdback and Security
Certain amounts of Total Agreed Value to be paid or delivered at Closing by SCOLP and SUI shall be held in escrow and/or pledged as follows:
(a)    At Closing, as security for the full and prompt performance of all of their obligations under Section 8.2, the Green Entities shall place into escrow with the Title Company, as escrow agent, Cash equal to the amount of the Cap (as defined in Section 8.4 hereof) or such lesser amount that is determined by the Green Entities in their sole discretion (the “Indemnity Holdback”) (but in no event less than $20,000,000.00 of Cash), to be held pursuant to the terms of an Holdback Escrow Agreement between, and in form and content reasonably acceptable to, the Title Company, Green Entities, SCOLP and Sun.
(b)    At Closing, as further security for the full and prompt performance of all of their obligations under Section 8.2 herein the Green Entities shall grant the Sun Parties a continuing security interest in a combination (as selected by the Green Entities) of Common OP Units or SUI Common Stock, valued at $50.00 per share or unit (subject to adjustment as provided in Section 2.4(f) of the Merger Agreements), or Preferred Stock or Preferred OP Units, valued at $25.00 per share or unit, having an aggregate value equal to the amount of the Cap, less the amount of the Indemnity Holdback (the “Secured Units”). Except as otherwise provided herein, the Green Entities shall have the right to receive distributions with respect to the Secured Units while outstanding. Subject to Section 2(c) and the last sentence of this Section 2(b), until expiration of the Set Off Period (as defined in Section 8.1 herein), the Green Entities may not transfer, assign, convey, exchange or convert all or any part of the Secured Units and the Green Entities shall not grant, suffer or permit any mortgage, pledge, lien, encumbrance, charge, security interest, option, equity right, restriction, right of first refusal or claim of any kind or nature on the Secured Units.  Subject to the provisions of this Agreement, the Sun Parties shall have the rights with respect to the Secured Units which are afforded secured parties under the Delaware Uniform Commercial Code.  The Green Entities shall execute all financing statements and other documents necessary or appropriate to perfect the Sun Parties’ security interest in the Secured Units, and the Green Entities authorize the Sun Parties to make any notation on its records necessary or appropriate to perfect such security interest.  The Green Entities shall promptly deliver written notice to the Sun Parties of any change in its addresses. Notwithstanding the foregoing, the Green Entities may transfer the Secured Units during the Set Off Period to one or more affiliated holding entities, so long as such affiliated holding entity agrees to sign any and all documentation reasonably required by the Sun Parties indicating its agreement to be bound by the security interest and transfer restrictions contained herein
(c)    At the expiration of the Claims Period, if the amount of the Indemnity Holdback plus the value of the Secured Units (valued at current trading price of the SUI
Common Stock, for the Common OP Units and SUI Common Stock, or at $25.00 per share or unit for the Preferred Stock and Preferred OP Units) exceeds 105% of the aggregate amount claimed by the Sun Indemnified Parties pursuant to Pending Claims, then such excess (in a combination allocated to the Indemnity Holdback funds and the Secured Units in proportions selected by the Green Entities provided that at least 40% of the unreleased security shall be Indemnity Holdback funds) shall be released to the Green Entities without further restriction.
3.Oak Creek Project and Option Properties
3.1.    At Closing, by virtue of the Fund 3 MIPA, SCOLP will become the owner of one hundred percent (100%) of the membership interests of GCP Oak Creek Holding, LLC (“Oak Creek Holdco”), which (directly or through a wholly-owned subsidiary) is the contract purchaser of that certain manufactured home community known as Oak Creek located in Coarsegold, California (the “Oak Creek Project”). For the avoidance of doubt, Oak Creek Holdco will be acquired by SCOLP at Closing pursuant to the Fund 3 MIPA, whether or not Oak Creek Holdco has closed on its acquisition of the Oak Creek Project prior to the date of the Closing. The consideration for the membership interests in Oak Creek Holdco (the “Oak Creek Consideration”) shall be paid by SCOLP at Closing in accordance with Section 2.1 and shall be equal to the aggregate amount of documented, out-of-pocket (as opposed to internal) costs and expenses paid or incurred by the Green Entities or their affiliates prior to Closing in connection with the acquisition and financing of the Oak Creek Project (including, without limitation to the extent applicable, earnest money deposits, cash portion of the purchase price, legal, accounting and consultants’ fees, closing costs and prorations, due diligence expenses, loan assumption-related fees and financing fees). In addition, if Oak Creek Holdco acquires the Oak Creek Project prior to Closing, then SCOLP will accept the Oak Creek Project subject to any mortgage debt that is assumed by Oak Creek Holdco in connection with the acquisition of the Oak Creek Project and SCOLP will be required either to obtain the lender’s approval of SCOLP’s acquisition of Oak Creek Holdco or to pay off such mortgage debt in full, in either case at SCOLP’s sole cost and expense and without any credit against the Total Agreed Value. If Oak Creek Holdco directly or indirectly acquires the Oak Creek Project prior to Closing, then the Green Entities shall endeavor, without cost, to include SCOLP as a permitted transferee in the loan documents evidencing any mortgage debt that is secured by the Oak Creek Project.

3.2    At Closing, the owners of the two land parcels commonly known as (i) Sebastian located in Grand-Valkaria, Florida, and (ii) Hatch Court located in Cheektowaga, New York (the “Option Property”), and SCOLP shall enter into two (2) mutually-agreed upon purchase option agreements (the “Parcel Option Agreements”), in the forms attached hereto as Exhibits G and H, respectively. Such Parcel Option Agreements shall provide that for one (1) year following the Closing, SCOLP shall have an option to purchase the Sebastian parcel for a purchase price of $12,145,000.00 and the Hatch Court parcel for a purchase price of $1,288,000.00.

4.Representations and Warranties
4.1    Representations and Warranties of Green Entities
The Green Entities, jointly and severally, represent and warrant to the Sun Parties as of the Effective Date, and as of the Closing Date, the following with the understanding that each of the representations and warranties are material and have been relied on by the Sun Parties in connection herewith:
(a)    Neither the performance of the Green Entities’ obligations hereunder nor the performance of the Green Entities’ obligations under the Definitive Agreements violates or will violate (i) any constituent documents of a Green Entity, (ii) any contract, agreement or instrument to which a Green Entity is a party or bound, or (iii) to the knowledge of the Green Entities (as “knowledge” is used in Section 7.2 of the Contribution Agreements) any applicable law, regulation, ordinance, order or decree (“Law”).
(b)    This Agreement is the legal, valid and binding obligation of each of the Green Entities, enforceable against each in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting enforcement of creditors’ rights generally or by general equity principles. The Green Entities have full right, power and authority to enter into this Agreement and to carry out the transactions contemplated herein. Each person who executes this Agreement and other documents and instruments in connection herewith for or on behalf of a Green Entity has or will have due power and authority to so act.

(c)    None of the Green Entities or any of their “affiliates” (as defined in Section 3-601 of the Maryland General Corporation Law (the “MGCL”)) is, or at any time during the last five (5) years has been, an “interested stockholder” (as defined in Section 3-601 of the MGCL) of SUI.
(d)    The Board of Trustees of each of Fund 2 and Fund 3 has (i) taken all action necessary to render inapplicable to the transactions contemplated by the Transaction Agreements the provisions of Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL; and (ii) incorporated the requisite exemptions in the Bylaws of Fund 2 and Fund 3 or by resolution of the Board of Trustees of Fund 2 and Fund 3.
All of the foregoing representations and warranties shall be deemed to be reaffirmed as of the Closing Date unless prior to the Closing the Green Entities deliver written notice to the contrary to the Sun Parties. All of the foregoing representations and warranties contained herein shall survive for the Claims Period (as set forth in Section 8.1 herein).
4.2    Representations and Warranties of Sun Parties
The Sun Parties, jointly and severally, represent and warrant to the Green Entities as of the Effective Date, and as of the Closing Date, the following with the understanding that each of the representations and warranties are material and have been relied on by the Green Entities in connection herewith:
(a)    Neither this Agreement nor the performance of the Sun Parties’ and Sun Purchasers’ obligations hereunder or under the Definitive Agreement violates or will violate (i) any constituent documents of the Sun Parties or the Sun Purchasers, (ii) any contract, agreement or instrument to which a Sun Party or any Sun Purchaser is a party or bound, or (iii) to the knowledge of the Sun Parties (as “knowledge” is used in Section 8.2 of the Contribution Agreements) any applicable Law.
(b)    This Agreement has been duly authorized, executed and delivered by the Sun Parties, and constitutes the legal, valid and binding obligation of the Sun Parities, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting enforcement of creditors’ rights generally or by general equity principles. The Sun Parties have full right, power and authority to enter into this Agreement and to carry out the transactions contemplated herein. Each person who executes this Agreement and other documents and instruments in connection herewith for or on behalf of the a Sun Party has or will have due power and authority to so act.
(c)    The Board of Directors of SUI has (i) taken all action necessary to render inapplicable to the transactions contemplated by the Transaction Agreements and the conversion or exchange of any Common Equity or Preferred Equity the provisions of Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL; and (ii) incorporated the requisite exemptions in SUI’s Bylaws or by resolution of the Board of Directors of SUI. SUI and the Board of Directors of SUI have taken all necessary actions to waive or remove, or to exempt the Green Entities and their beneficial owners from triggering, any and all limitations on ownership of capital stock contained in SUI’s Charter or Bylaws which otherwise would be violated as a result of the transactions contemplated by the Transaction Agreements and the conversion or exchange of any Common Equity or Preferred Equity. SUI has taken all action necessary to render the rights (“Company Rights”) issued pursuant to the Rights Agreement dated as of June 2, 2008 between SUI and Computershare Trust Company, N.A. (“Rights Agreement”)

inapplicable to the transactions contemplated by the Transaction Agreements and the conversion or exchange of any Common Equity or Preferred Equity.
(d)    No vote, consent or approval of the holders of any class or series of capital stock of SUI is required under the MGCL or the applicable rules of the Securities and Exchange Commission (the “SEC”) or the NYSE in connection with the execution of the Transaction Agreements or the consummation of the transactions contemplated thereby.
All of the foregoing representations and warranties shall be deemed to be reaffirmed as of the Closing Date unless prior to the Closing the Sun Parties deliver written notice to the contrary to the Green Entities. All of the foregoing representations and warranties contained herein shall survive for the Claims Period (as set forth in Section 8.1 herein).
5.Covenants Pending Closing
5.1    Covenants of Green Entities
In addition to their other obligations under this Agreement, the Green Entities jointly and severally covenant and agree to and with the Sun Parties as follows:
(a)    The Green Entities shall cause, and shall take all actions reasonably necessary to cause, the Holding Companies, Parent Entities, Home Sellers, AIOP and Property Owners to perform their respective obligations and agreements and shall not take any action, or permit AIOP or any Green Entity, Holding Company, Home Seller or Property Owner to take any action, impairing the ability of any of them or the Green Entities to satisfy all conditions to consummation of the transactions contemplated herein and therein, all as set forth in the Definitive Agreements.
(b)    The Green Entities shall promptly give the Sun Parties notice of any event or condition which causes, or may be reasonably anticipated to cause (i) any representation or warranty made by the Green Entities herein or in any Definitive Agreement to be untrue in any material respect, or (ii) any prohibition against or impairment of the performance of any obligation or satisfaction of any condition to be performed or satisfied by the Green Entities under any Transaction Agreement.
(c)    The Green Entities shall observe and perform (and cause the Holding Companies and Property Owners to observe and perform), in all material respects, the operating covenants set forth on Exhibit I attached hereto (the “Operating Covenants”), including, without limitation, the leasing and sales guidelines and criteria set forth in Schedules (xvi) and (xix) attached thereto (collectively, the “Leasing/Sales Guidelines”).
(d)    The following terms and conditions constitute the “Deemed Approval Process” under this Agreement and the other Transaction Agreements. If either party desires to request the consent or approval of the other party with respect to any action which, pursuant to the express terms of this Agreement or the other Transaction Agreements, is governed by or subject to the Deemed Approval Process, then (i) the party requesting such consent or approval (the “Requesting Party”) shall give written notice (the “Approval Request Notice”) to the other party (the “Approving Party”) requesting the Approving Party’s consent or approval of the proposed action and provide all documents and information reasonably necessary for the Approving Party to make an informed decision with respect to such proposed action, (ii) the Approving Party shall not unreasonably withhold or condition its consent or approval to the proposed action, and (iii) provided that the Approval Request Notice prominently states in bold type and all capital letters, “THIS REQUEST IS SUBJECT TO THE DEEMED APPROVAL PROCESS SET FORTH IN THE SUN/GCP OMNIBUS AGREEMENT; FAILURE TO RESPOND WITHIN 5 BUSINESS DAYS SHALL CONSTITUTE YOUR APPROVAL” and otherwise conforms to the requirements of this Section 5.1(d), if the Approving Party fails to give written notice to the Requesting Party, within five (5) business days after receipt of the Approval Request Notice, that the Approving Party does not approve the requested action and setting forth the reasons for its disapproval in reasonable detail, then the Approving Party shall be deemed conclusively to have approved or consented to the requested action.
5.2    Covenants of SCOLP and SUI.
In addition to their other obligations under this Agreement, the Sun Parties jointly and severally covenant and agree to and with the Green Entities as follows:
(a)    The Sun Parties shall cause, and shall take all actions reasonably necessary to cause, the Sun Purchasers to perform their respective obligations and agreements hereunder and under the Definitive Agreements and shall not take any action, or permit the Sun Purchasers to take any action, impairing the ability of any of them or the Sun Parties to satisfy all conditions to consummation of the transactions contemplated herein and therein, all as set forth in the Definitive Agreements.
(b)    The Sun Parties shall promptly give the Green Entities notice of any event or condition which causes, or may be reasonably anticipated to cause (i) any representation or warranty made by a Sun Party herein or in any Definitive Agreement to be untrue in any material respect, or (ii) any prohibition against or impairment of the performance of any obligation or satisfaction of any condition to be performed or satisfied by the Sun Parties or the Sun Purchasers under any Transaction Agreement.
5.3    Confirmatory Diligence by SCOLP and SUI.
From the date hereof through the Diligence Expiration Date, the Sun Parties shall have the opportunity to confirm that there are no Material Defects at or affecting any of the Projects, in accordance with this Section 5.3. Notwithstanding the foregoing or anything to the contrary herein or in the Definitive Agreements, the Sun Parties shall not interview or contact governmental authorities (other than in connection with standard inquiries associated with “Phase I” environmental reports or zoning reports) or tenants of the Projects in an effort to determine whether there are any Material Defects, but shall base such determination on its own inspections and investigations of the Projects conducted in accordance with the Definitive Agreements, the Sun Parties’ review of the diligence materials made available by the Green Entities, and customary Phase I environmental reports (and, if necessary, Phase II environmental reports), title commitments, surveys and zoning reports which have been ordered by the Green Entities and the costs and expenses associated therewith shall be reimbursed by SCOLP at the Closing:
(a)    As used herein,
i.    The “Cure Maximum Amount” shall mean the reasonably estimated costs and expenses to cure Material Defects, up to: (A) with respect to any particular Project, an amount equal to five percent (5%) of the portion of the Total Agreed Value allocated to such Project in the Definitive Agreements, as set forth on the attached Exhibit M, and (B) with respect to all Projects in the aggregate, an amount equal to Fifteen Million Dollars ($15,000,000.00) in the aggregate;
ii.    the “Diligence Expiration Date” shall mean the date that is forty-five (45) days after the Effective Date;
iii.    the “Diligence Threshold Amount” shall mean aggregate Impacts of Two Million Six Hundred Thousand Dollars ($2,600,000.00);
iv.    “Impacts” shall mean (x) with respect to Material Environmental Matters, the lesser of (1) the reasonably estimated cost to cure the underlying environmental condition to a level that would be acceptable to an experienced, reasonably prudent owner of manufactured housing communities, or (2) the reasonably anticipated amount of third-party liabilities to which the Sun Parties would be exposed as a consequence of such matter if it remained uncured, and (y) with respect to Material Title/Survey Matters and Material Zoning Matters, the lesser of (1) the reasonably estimated cost to cure the underlying condition to a level that would be acceptable to an experienced, reasonably prudent owner of manufactured housing communities or (2) the reasonably estimated amount by which the annual revenue of the affected Project would be reduced, or the annual expenses of the affected Project would be increased, by complying with such matter;
v.    “Material Defect” shall mean a Material Environmental Defect or a Material Non-Environmental Defect;
vi.     “Material Environmental Defect” shall mean the presence of Hazardous Materials at any Project (A) in violation of Environmental Laws, (B) which gives rise to liability or an obligation to remediate or take responsive action (other than development of and adherence to routine O&M plans) under an Environmental Law, or (C) which gives rise to a duty of disclosure under an Environmental Law (exclusive of routine O&M plans), which, in any case under clauses (A), (B) or (C), is not identified as a recognized environmental condition in the environmental report(s) for such Project provided by the Green Entities to the Sun Parties prior to the Effective Date and would not be acceptable to an experienced, reasonably prudent owner of manufactured housing communities (regardless of whether the Impacts from such Material Environmental Defect exceed the Diligence Threshold Amount);
vii.    “Material Non-Environmental Defect” shall mean a Material Title/Survey Defect or a Material Zoning Defect, provided, however, that no Material Title/Survey Defect or Material Zoning Defect shall constitute a Material Non-Environmental Defect unless the total amount of the Impacts from all such Material Non-Environmental Defects, in the aggregate, equals or exceeds the Diligence Threshold Amount;
viii.    “Material Title/Survey Defect” shall mean an exception to title or an encroachment or other matter disclosed on the survey of a Project which, in either case, (i) renders title to the applicable Project unmarketable or uninsurable, or (ii) would not be acceptable to an experienced, reasonably prudent owner of manufactured housing communities because it prohibits or materially and adversely interferes with the use and operation of the applicable Project as currently improved as a manufactured housing community and has (or compliance with which would have) an Impact on the affected Project; and

ix.    “Material Zoning Defect” shall mean an outstanding violation of current zoning laws or land use regulations applicable to any Project (other than any violations caused by a tenant’s use of or action at the Project), which would not be acceptable to an experienced, reasonably prudent owner of manufactured housing communities and which has (or compliance with which would have) an Impact on the affected Project; provided, however, that the existence of a lawful non-conforming use shall not be a Material Zoning Defect.
(b)    If a Sun Party identifies any Material Defect and so notifies the Green Entities in writing (which notice, in order to be effective, shall identify in reasonable detail the facts and circumstance which constitute the Material Defect and, if applicable and known, the amount of the Impacts that would result or is expected to result from such Material Defect) on or before the Diligence Expiration Date, then the procedures set forth in Subsection (c) below shall apply. Except for Material Defects of which a Sun Party notifies the Green Entities as required above on or before the Diligence Expiration Date, the Sun Parties have entered into the Transaction Agreements and shall accept the Acquired Assets (including, the Projects) on an “AS-IS, WHERE-IS” basis, WITH ALL FAULTS AND DEFECTS and WITHOUT ANY REPRESENTATIONS AND WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED by or on behalf of the Green Entities, other than the express representations and warranties of the Green Entities set forth herein, in the Definitive Agreements or in the instruments, agreements and documents executed and delivered by the Green Entities at Closing (the “Closing Documents”). The Sun Parties acknowledge that neither the Green Entities, their officers, employees, directors, agents or representative nor any other Person has made any representation or warranty, expressed or implied, as to any matter pertaining to the Acquired Assets or the transactions contemplated by the Transaction Agreements, except as expressly set forth in the Transaction Agreements or the Closing Documents. Each of the Sun Parties, on behalf of itself and its affiliates (including the Sun Purchasers), acknowledges and agrees that neither it nor any of its affiliates has relied, and none of such Persons is relying, upon any statement, warranty or representation (whether written or oral) which is not expressly set forth in the Transaction Agreements.
(c)    Upon the Green Entities’ receipt of a timely and effective notice of a Material Defect, the parties will confer and negotiate in good faith to agree on a mutually-acceptable resolution of the alleged Material Defect (including, if applicable, an agreed credit against the Total Agreed Value). If the parties fail to mutually agree in writing on the resolution of the alleged Material Defect within ten (10) business days after the Green Entities receive written notice thereof from a Sun Party (such 10-business day period is referred to herein as the “Mutual Resolution Period”), then (1) if the Green Entities dispute the validity of the Material Defect identified by the Sun Parties, then the Green Parties shall have the right to submit such dispute to binding arbitration (the sole purpose of which shall be to determine the validity or invalidity of the Material Defect alleged by the Sun Parties) in accordance with the procedures set forth on Exhibit J attached hereto, by notice to the Sun Parties not later than five (5) business days after the expiration of the Mutual Resolution Period, and (2) if the Green Entities do not invoke arbitration as provided above to determine validity of the Material Defect identified by the Sun Parties, or if the Green Entities invoke arbitration as provided above and the arbitration determines that the disputed matter constitutes a Material Defect, then:
i.    Subject to clauses (ii) and (iii) below, the Green Entities shall use all commercially reasonable efforts to cure all Material Defects prior to Closing, provided that the Green Entities shall not be obligated to pay or incur costs or expenses in excess of the Cure Maximum Amount for any particular

Project or for all of the Projects in the aggregate. If all such Material Defects cannot be, or are not, cured prior to Closing, then the Total Agreed Value shall be reduced by the reasonably estimated cost to cure such uncured Material Defects to a level that would be acceptable to an experienced, reasonably prudent owner of manufactured housing communities; provided, however, that the reduction in Total Agreed Value pursuant to this clause (i) shall not exceed (A) in respect of uncured Material Defects at any Project, the difference between the Cure Maximum Amount applicable such Project and the costs and expenses previously incurred by the Green Entities to cure such Material Defects, or (B) in respect of all uncured Material Defects, the difference between $15,000,000.00 and the aggregate costs and expenses previously incurred by the Green Entities to cure all of the Material Defects.
ii.    If, for a specific Project, the reasonably estimated cost to cure any Material Defect exceeds the Cure Maximum Amount, then the Green Entities shall elect (not later than five (5) business days after the expiration of the Mutual Resolution Period (in case the Green Entities do not invoke the arbitration) or not later than five (5) business days after the entry of the arbitral award confirming the validity of the Material Defect (in case the dispute is submitted to arbitration), whichever applies) either to: (x) pay the excess portion of the cost to cure such Material Defects and proceed to Closing with respect to such Project, or (y) exclude such Project from the transactions under the Transaction Agreements, in which event this Agreement and the Definitive Agreements shall be deemed to have been terminated with respect to such Project and the corresponding Holding Company, Property Owner, Owned Homes and MH Contracts only, but shall otherwise remain in full force and effect, except that (A) the Total Agreed Value shall be reduced by the Total Agreed Value allocated to such Project (and the corresponding Holding Company, Property Owner, Owned Homes and MH Contracts) and the Minimum Amount, Cap and liquidated damages payable to the Sun Parties under Section 7.2 shall be reduced by the corresponding percentage reduction in Total Agreed Value, (B) the Sun Parties will be entitled to a return of a prorated portion of the Deposit from Title Company, as determined by multiplying the total Deposit by the percentage derived by dividing the aggregate Agreed Value for the applicable Project by the Total Agreed Value, and (C) the applicable Project shall be a permitted exception to any non-compete or other restriction contemplated by the Definitive Documents or the closing documents (including the Non-Compete Agreements)). If the Green Entities elect to exclude one or more Projects under this Section 5.3(c)(ii), the Sun Parties shall have the right to pay the portion of such Material Defects in excess of the Cure Maximum Amount and close such Project, in which event such amount paid by the Sun Parties shall be applied to the Minimum Amount and reduce the Minimum Amount on a dollar for dollar basis.
iii.    If the reasonably estimated cost to cure the Material Defects exceeds the aggregate Cure Maximum Amount applicable to all Projects, the Green Entities may elect (not later than five (5) business days after the expiration of the Mutual Resolution Period (in case the Green Entities do not invoke the arbitration) or not later than five (5) business days after the entry of the arbitral award confirming the validity of the Material Defect (in case the dispute is submitted to arbitration), whichever applies) to pay the excess portion of the cost to cure such Material Defects and close all such Projects. If the Green Entities do not timely elect to pay the excess portion of such Material Defects, then the parties shall exclude one or more of the applicable Projects from the transactions under the Transaction Agreements (starting with the Project with the highest cost to cure the Material Defects and continuing on the basis of the Project with the next highest cost to cure the Material Defects; provided, however, with respect to the last Project excluded by this mechanism, if the exclusion of a different Project would result in aggregate reasonably estimated costs to cure closer to, but not in excess of, the aggregate Cure Maximum Amount, then such different Project shall be excluded instead) in order to reduce the reasonably estimated cost to cure to the aggregate Cure Maximum Amount, in which event this Agreement and the Definitive Agreements shall be deemed to have been terminated with respect to such Projects and the corresponding Holding Company, Property Owner, Owned Homes and MH Contracts only, but shall otherwise remain in full force and effect, except that (A) the Total Agreed Value shall be reduced by the Total Agreed Value allocated to such Projects (and the corresponding Holding Company, Property Owner, Owned Homes and MH Contracts) and the Minimum Amount, Cap and liquidated damages payable to the Sun Parties under Section 7.2 shall be reduced by the corresponding percentage reduction in Total Agreed Value, (B) the Sun Parties will be entitled to a return of a prorated portion of the Deposit from Title Company, as determined by multiplying the total Deposit by the percentage derived by dividing the aggregate Agreed Value for the applicable Projects by the Total Agreed Value, and (C) the applicable Projects shall be a permitted exception to any non-compete or other restriction contemplated by the Definitive Documents or the closing documents (including the Non-Compete Agreements)). If the Green Entities do not timely elect to pay the excess portion of the Material Defects in accordance with this Section 5.3(c)(iii), the Sun Parties shall have the right to pay the portion of such Material Defects in excess of the Cure Maximum Amount and close all such Projects, in which event such amount paid by the Sun Parties shall be applied to the Minimum Amount and reduce the Minimum Amount on a dollar for dollar basis.
iv.    Any amounts paid by the Green Entities under Section 5.3(c)(i), (ii) or (iii) above shall be applied toward the Cap and reduce the Cap on a dollar for dollar basis. The reasonably estimated cost to cure any Material Title/Survey Defects or Material Zoning Defects that do not constitute a Material Non-Environmental Defect shall be applied to the Minimum Amount and reduce the Minimum Amount on a dollar for dollar basis. Any cost to cure Material Non-Environmental Defects not paid by the Green Entities because of the provisions of Section 5.3(f)(i) shall be applied to the Minimum Amount and reduce the Minimum Amount on a dollar for dollar basis.
(d)    For purposes of this Agreement, a Material Defect shall be deemed to be cured if the underlying condition is in fact eliminated or cured to the level or condition that would be acceptable to an experienced, reasonably prudent owner of manufactured housing communities or if, in the case of Material Title/Survey Defects, the applicable title exception is released or terminated of record or if the applicable title exception or survey defect is insured over by the Title Company in the Title Policy delivered to the applicable Sun Purchaser at Closing by an affirmative endorsement that insures against any removal of Improvements or loss arising out of such title exception or survey defect (provided that any such endorsement is reasonably satisfactory to the Sun Purchaser and the Title Company agrees to issue such endorsement for the benefit of any lender, successor or assign of the Sun Purchaser). Further, with respect to Material Non-Environmental Defects, if the reasonably estimated cost to cure all such Material Defects which are not in fact cured is less than or equal to the Diligence Threshold Amount, then such uncured Material Non-Environmental Defects shall be deemed to have been cured.

(e)    The Sun Parties shall have an option to purchase any Project excluded from the transactions under the Transaction Agreement pursuant to Section 5.3(c)(ii) or (iii) in accordance with a mutually acceptable option agreement containing the following principal terms: (i) the option may be exercised by written notice from the Sun Parties to the Green Entities not later than thirty (30) days after the Sun Parties are notified that all Material Defects associated with such Project have been cured; and (ii) the purchase price for such Project shall be based on the applicable cap rate for such Project as set forth on Exhibit M applied to the then current net operating income of the Project, determined on the basis of in place revenue and trailing 12-month operating expenses (as adjusted to exclude any extraordinary items). The option granted under this Section 5.3(e) shall expire on the first to occur of (x) two (2) years after the Second Closing, (y) thirty (30) days after the Sun Entities are notified in writing that all Material Defects associated with such Project have been cured, and (z) prior to the date that all Material Defects associated with such Project have been cured, the sale or other transfer of the Project or applicable Property Owner to an unaffiliated third-party, provided that, with respect to this subsection (z), SCOLP is afforded a right of first offer to purchase such Project or Property Owner, in accordance with the terms set forth on the attached Exhibit N, and either declines to exercise such right of first offer or fails to do so in a timely manner. The option granted under this Section 5.3(e) shall be subject and subordinate to all present and future mortgage liens that now or hereafter encumber the affected Project.
(f)    Notwithstanding anything to the contrary herein or in the Definitive Agreements, (i) the Green Entities’ obligation to cure a Material Non-Environmental Defect shall only require the Green Entities to pay the cost to cure such Material Non-Environmental Defects in excess of an aggregate amount of $2,600,000.00 for all Material Non-Environmental Defects, and (ii) except as expressly provided in this Section 5.3 neither party shall have the right to terminate this Agreement or the Definitive Agreements with respect to less than all of the Acquired Assets.
5.4    HSR Act Compliance.
Promptly following the Effective Date, the Green Entities and the Sun Parties shall confer in good faith to mutually determine whether the transactions contemplated by the Transaction Agreements are subject to the filing requirements of the Hart–Scott–Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). Unless the parties mutually determine and agree in writing that the HSR Act does not apply to the transactions contemplated by this Agreement, the Green Entities and the Sun Parties shall, not later than fifteen (15) business days following the execution and delivery of this Agreement by the parties hereto, file or cause their respective ultimate parents to file, with the Federal Trade Commission (“FTC”) and the United Stated Department of Justice (“DOJ”) the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act. The Green Entities and the Sun Parties shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. The Green Entities and the Sun Parties shall use their commercially reasonable efforts to: (a) cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable, and (b) otherwise take (or cause to be taken) all actions and do (or cause to be done) all things reasonably necessary, proper or desirable to obtain any clearance required under the

HSR Act for the transactions contemplated hereby. The Green Entities shall pay 50% and the Sun Parties shall pay 50% of any filing fees payable under or with respect to the HSR Act.
5.5    Prepayment of Existing Debt.
If Loan Assumption Approval is required under any loan or loans comprising Existing Debt and if such Loan Assumption Approval is not obtained (or conditionally obtained, subject to the consummation of the Closing, including the execution and delivery of the loan assumption documents and substitute guaranties contemplated under the Definitive Agreements) at least ten (10) business days prior to the Closing Date, then such loan(s) (“Prepayment Loans”) shall be prepaid in full (or defeased, if defeasance is permitted under the applicable loan documents and would result in lower Prepayment Costs) at Closing, subject to the following terms and conditions.
(a)    Prepayment Loans, if any, that may be prepaid without incurring Prepayment Costs shall be prepaid at or before Closing by the Green Entities, with a corresponding increase in the Cash portion of the Total Agreed Value to be paid by the Sun Parties.
(b)    If the aggregate outstanding principal balance of all Prepayment Loans is equal to or less than ten percent (10%) of the aggregate outstanding amount of Existing Debt as of the Effective Date, then such Prepayment Loans shall be prepaid or defeased (as the case may be) at Closing by the Green Entities, with a corresponding increase in the Cash portion of the Total Agreed Value to be paid by the Sun Parties, and the Prepayment Costs associated with the prepayment of such Prepayment Loans shall be allocated as follows: (i) the Green Entities shall be solely responsible for a portion of the Prepayment Costs, up to the amount of Assumption Costs that would have been incurred if the applicable Lender had granted the Loan Assumption Approval (and if the amount of Assumption Costs is not specified in the underlying loan documents, then in an amount equal to one percent (1%) of the outstanding principal amount of the applicable Prepayment Loan), and (ii) any Prepayment Costs in excess of the portion thereof to be paid solely by the Green Entities pursuant to clause (i) shall be allocated fifty percent (50%) to the Green Entities and fifty percent (50%) to the Sun Parties.
(c)    If the aggregate outstanding principal balance of all Prepayment Loans is greater than ten percent (10%) of the aggregate outstanding amount of Existing Debt as of the Effective Date, then as a condition to Closing the Green Entities and the Sun Parties must mutually agree in writing on the allocation of the Prepayment Costs and if the parties fail to reach such agreement at least five (5) business days prior to Closing then such failure shall be a failure of the condition set forth in Section 6.3(b) without constituting a default by any party.
(d)    If the Sun Parties, in their discretion, elect to prepay at Closing any Existing Debt that does not constitute a Prepayment Loan, then the Sun Parties shall be solely responsible for the Prepayment Costs that arise from such prepayment, except that the Green Entities shall be responsible for a portion of such Prepayment Costs equal to the sum of (i) the amount of Assumption Costs that would have been incurred if the applicable loan had been assumed by the applicable Sun Purchaser in accordance with the Definitive Agreements (and if the amount of Assumption Costs is not specified in the underlying loan documents, then in an amount equal to one percent (1%) of the outstanding principal amount of the loan being prepaid), minus (ii) the amount of Assumption Costs paid or incurred by the Green Entities with respect to the applicable loan prior to receiving notice from the Sun Parties that such loan will be prepaid rather than assumed.

(e)    As used herein, “Prepayment Costs” shall mean all applicable yield maintenance, prepayment, defeasance and other costs and expenses (including the applicable Lender’s administrative fees and out of pocket expenses, if required) that are required to prepay or defease (as the case may be) a Prepayment Loan, but not including outstanding principal balances and accrued interest.
5.6    Further Assurances.
The parties shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of the Transaction Agreements.
6.Closing Conditions
6.1    Conditions to the Sun Parties’ Obligation to Close
The Sun Parties’ obligations to close on the transactions contemplated in the Definitive Agreements pursuant to this Agreement and the Definitive Agreements are subject to satisfaction of each of the following conditions at each Closing:
(a)    All of the conditions to the Sun Parties’ obligations under this Agreement and each of the Definitive Agreements shall have been timely satisfied or shall have been waived in writing by the party whose obligations are conditioned thereby.
(b)    The representations and warranties of the Green Entities in this Agreement and the Definitive Agreements (in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” (or similar variations)) shall have been true and correct when made and at the Closing, except for such untrue or incorrect matters which, individually or in the aggregate, would not be reasonably expected to constitute or result in a GC Material Adverse Effect; provided, however, that all all Fundamental Reps of the Green Entities shall have been true and correct in all material respects when made and at the Closing.
(c)    The Green Entities shall have timely and materially complied with and timely and materially performed all their covenants and other obligations set forth in this Agreement and the Definitive Agreements which are to be performed at or prior to the Closing.
(d)    No action, suit, proceeding or investigation shall have been instituted before any court or governmental body, or instituted by any governmental agency, as a result of which the Sun Parties or the Sun Purchaser are restrained, enjoined or prevented from consummating the transactions under this Agreement or the Definitive Agreements
(e)    The Sun Parties shall have received (or the Green Entities shall have deposited into the closing escrow) all of the Green Entities’ closing documents as required under this Agreement and all Definitive Agreements.
(f)    The Title Company shall have committed to issue the Title Policies required under the Definitive Agreements, subject to the consummation of the Closing and the payment of the applicable title insurance premiums.

(g)    The conditions set forth in Section 6.3 shall have been satisfied.
(h)    Any Material Defects which are required to be cured by the Green Entities shall have been addressed in accordance with Section 5.3 either by curing the applicable Material Defects, to the extent required, or by providing to the Sun Parties a credit against the Total Agreed Value in accordance with Section 5.3(c)(i).
(i)    As of five (5) business days prior to the First Closing, the aggregate number of Revenue Producing Sites in the Projects (exclusive of Mountain View and Oak Creek) is not less than 16,934; provided, however, that such numerical threshold shall be reduced by (i) the number of home sites at the Projects, if any, that cease to be Revenue Producing Sites as a direct consequence of a casualty, condemnation or other force majeure event covered by the provisions of Sections 12 or 13 of the Contribution Agreements (or comparable provisions of the other Definitive Agreements), and (ii) if any Project(s) are excluded from the transactions contemplated by the Transaction Agreements pursuant to Section 5.3, the number of Revenue Producing Sites that were located at such Project(s) as of June 30, 2014.
If any such condition is not timely satisfied or is not waived in writing by the Sun Parties, this Agreement shall remain in full force and effect unless and until terminated pursuant to the terms hereof and (i) provided that the Sun Parties are not in default hereunder or under the Definitive Agreements, the Sun Parties shall have the right to terminate this Agreement and all (but not less than all) Definitive Agreements, and (ii) to the extent the failure of any condition as set forth in this Section 6.1 results in a default by the Green Entities, the Sun Parties may pursue such legal and equitable rights and remedies that may be available to them pursuant to the terms of this Agreement.
As used in this Section 6.1, “GC Material Adverse Effect” means any fact, condition, circumstance, change, event, or development that is, individually or in the aggregate, materially adverse to either (A) the assets, business, financial condition or results of operations of the Acquired Assets, taken as a whole, or (B) the ability of the Green Entities to consummate the transactions contemplated hereby; provided, however, that none of the following shall be taken into account in determining whether there is or has been a Material Adverse Effect, any fact, condition, circumstance, change, event, or development arising from or relating to:
(i)    business, industry, demographic, market or economic conditions generally affecting the economy as a whole (whether internationally, nationally, regionally or locally);
(ii)    business, industry, demographic, market or economic conditions generally affecting the industries or businesses in which the Green Entities participate or the industries which affect the Green Entities or the Acquired Assets;
(iii)    international, national, regional or local political or social conditions, including (without limitation) the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;
(iv)    changes in financial, banking, or securities markets (including, without limitation, any disruption thereof and any decline in the price of any security or any market index);
(v)    changes in generally accepted accounting principles (“GAAP”) or other accounting principles or the interpretation thereof;

(vi)    changes in applicable Laws (including tax Laws) or the enforcement or interpretation thereof;
(vii)    the taking by the Green Entities or any of their affiliates of any action which is required or contemplated by this Agreement or which is requested or consented to by the Sun Parties;
(viii)    any fire or other casualty provided that the Green Entities comply with their obligations under the “casualty” provisions of the Definitive Agreements;
(ix)    any condemnation or taking of the Projects or any portion thereof, provided that the net award or other compensation (or the right to receive such award or compensation), if any, is paid or assigned to the applicable Sun Purchaser and the Green Entities comply with their obligations under the “condemnation” provisions of the Definitive Agreements;
(x)    the failure of the Acquired Assets to achieve internal or external, revenue, occupancy, income or other financial or non-financial projections;
(xi)    the announcement of the transactions contemplated by this Agreement and the Definitive Agreements; or
(xii)    any actions or omissions by the Sun Parties, the Sun Purchasers or any of their affiliates.
Further, notwithstanding anything to the contrary herein, the parties acknowledge and agree that, if the aggregate number of Revenue Producing Sites in the Projects is not reduced below the threshold set forth in Section 6.1(i) (as adjusted pursuant to the provisos of such section) as a direct consequence of any such facts, conditions, circumstances, changes, events, or developments (individually or in the aggregate), then such facts, conditions, circumstances, changes, events, or developments shall be deemed not to constitute or result in a GC Material Adverse Effect.
As used in this Section 6.1 and 6.2 below, “Revenue Producing Sites” means manufactured home sites for which a bona fide third-party is in occupancy, obligated to pay rent (or, as to the Revenue Producing Sites owned by the Green Entities, is temporarily excused from the obligation to pay rent pursuant to any concessions granted to such tenant in accordance with the Leasing/Sales Guidelines) and is not more than ninety (90) days delinquent in the payment of such rent pursuant to the provisions of the applicable lease.
6.2    Conditions to Green Entities’ Obligation to Close
The obligations of the Green Entities to close on the transactions contemplated in the Definitive Agreements pursuant to this Agreement and the Definitive Agreements are subject to satisfaction of each of the following conditions at each Closing:
(a)    All of the conditions to the obligations of the Green Entities under this Agreement and each of the Definitive Agreements shall have been timely satisfied or shall have been waived in writing by the party whose obligations are conditioned thereby.
(b)    The representations and warranties of the Sun Parties in this Agreement and in the Definitive Agreements (in each case, made as if none of such representations and warranties contained any qualifications or limitations as to

“materiality” (or similar variations)) shall have been true and correct when made and at the Closing, except for such untrue or incorrect matters which, individually or in the aggregate, would not be reasonably expected to constitute or result in a Sun Material Adverse Effect; provided, however, that all all Fundamental Reps of the Sun Parties shall have been true and correct in all material respects when made and at the Closing.
(c)    The Sun Parties shall have timely and materially complied with and timely and materially performed all their covenants and other obligations set forth in this Agreement and the Definitive Agreements which are to be performed at or prior to the Closing.
(d)    No action, suit, proceeding or investigation shall have been instituted before any court or governmental body, or instituted by any governmental agency, as a result of which the Green Entities are restrained, enjoined or prevented from consummating the transactions under this Agreement or the Definitive Agreements.
(e)    The Green Entities shall have received (or the Sun Parties and Sun Purchasers shall have deposited into the closing escrow) all of the Sun Parties’ and Sun Purchasers’ closing documents as required under this Agreement and all Definitive Agreements.
(f)    As of five (5) business days prior to the First Closing, the aggregate number of Revenue Producing Sites in the manufactured housing communities owned directly or indirectly by the Sun Parties (excluding any properties acquired after June 30, 2014) is not less than 47,026; provided, however, that such numerical threshold shall be reduced by (i) the number of home sites at the manufactured housing communities of the Sun Parties, if any, that cease to be Revenue Producing Sites as a direct consequence of a casualty, condemnation or other force majeure event, and (ii) if the Sun Parties dispose of any communities prior to the First Closing, the number of Revenue Producing Sites that were located at such community as of June 30, 2014.
(g)    The conditions set forth in Section 6.3 shall have been satisfied.
If any such condition is not timely satisfied or is not waived in writing by the Green Entities, this Agreement shall remain in full force and effect unless and until terminated pursuant to the terms hereof and (i) provided that the Green Entities are not in default hereunder or under the Definitive Agreements, the Green Entities shall have the right to terminate this Agreement and all (but not less than all) Definitive Agreements, and (ii) to the extent the failure of any condition as set forth in this Section 6.2 results in a default by the Sun Parties, the Green Entities may pursue such legal and equitable rights and remedies that may be available to them pursuant to the terms of this Agreement.
As used in this Section 6.2, “Sun Material Adverse Effect” means any fact, condition, circumstance, change, event, or development that is, individually or in the aggregate, materially adverse to either (A) the assets, business, financial condition or results of operations of the assets of the Sun Parties, taken as a whole, or (B) the ability of the Sun Parties to consummate the transactions contemplated hereby; provided, however, that none of the following shall be taken into account in determining whether there is or has been a Material Adverse Effect, any fact, condition, circumstance, change, event, or development arising from or relating to:
(i)    business, industry, demographic, market or economic conditions generally affecting the economy as a whole (whether internationally, nationally, regionally or locally);

(ii)    business, industry, demographic, market or economic conditions generally affecting the industries or businesses in which the Sun Parties participate or the industries which affect the Sun Parties;
(iii)    international, national, regional or local political or social conditions, including (without limitation) the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;
(iv)    changes in financial, banking, or securities markets (including, without limitation, any disruption thereof and any decline in the price of any security or any market index);
(v)    changes in GAAP or other accounting principles or the interpretation thereof;
(vi)    changes in applicable Laws (including tax Laws) or the enforcement or interpretation thereof;
(vii)    the taking by the Sun Parties or any of their affiliates of any action which is required or contemplated by this Agreement or which is requested or consented to by the Green Entities;
(ix)    the failure of the Sun Parties to achieve internal or external, revenue, occupancy, income or other financial or non-financial projections;
(x)    the announcement of the transactions contemplated by this Agreement and the Definitive Agreements; or
(xi)    any actions or omissions by the Green Entities or any of their affiliates.
Further, notwithstanding anything to the contrary herein, the parties acknowledge and agree that, if the aggregate number of Revenue Producing Sites of the Sun Parties is not reduced below the threshold set forth in Section 6.2(f) as a direct consequence of any such facts, conditions, circumstances, changes, events, or developments (individually or in the aggregate), then such facts, conditions, circumstances, changes, events, or developments shall be deemed not to constitute or result in a Sun Material Adverse Effect.
6.3    Mutual Conditions
The Sun Parties’ and Green Entities’ respective obligations to close on the transactions contemplated in the Definitive Agreements pursuant to this Agreement and the Definitive Agreements are subject to satisfaction of each of the following conditions:.
(a)    The parties shall have mutually determined pursuant to Section 5.4 that the HSR Act does not apply to this Agreement, or any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreements shall have expired or been terminated.
(b)    For all Existing Debt that remains outstanding (including any refinancings thereof prior to Closing) and is not to be repaid at Closing pursuant to Section 5.5, either:

i.    Pursuant to the applicable loan documents, Loan Assumption Approval is not required with respect to the indirect transfer of the ownership interests in the applicable Project as contemplated by the Definitive Agreements, or
ii.    Not later than ten (10) business days prior to the Closing Date, the required Loan Assumption Approval has been obtained (or conditionally obtained, subject to the consummation of the Closing, including the execution and delivery of the loan assumption documents and substitute guaranties contemplated under the Definitive Agreements).
(c)    With respect to the Second Closing only, the First Closing shall have been consummated on or before December 31, 2014.
7.Closing and Termination
7.1    The Closing
(a)    The acquisition and conveyance of the Membership Interests under all the Contribution Agreements, the Membership Interest Purchase Agreement and the Merger Agreements, and the acquisition and conveyance of the Owned Homes and MH Contracts under all of the Asset Purchase Agreements, and the consummation of all the other transactions contemplated by the Definitive Agreements and by this Agreement (the “Closing”) shall occur as set forth in the Definitive Agreements on the following dates (the “Closing Dates”) (i) with respect to the Contribution Agreements, the MIPAs and the other Definitive Agreements relating to the Projects covered by the Contribution Agreements and the MIPA (the “First Closing”), the Closing Date shall be the later of (x) October 15, 2014, or (y) ten (10) business days after the Loan Assumption Approval for a sufficient number of the Projects is obtained to satisfy the condition in Section 5.5, but not later than December 31, 2014 (or such earlier date determined by the Sun Parties upon not less than ten (10) business days’ notice to the Green Entities), and (ii) with respect to the Merger Agreements and all remaining Definitive Agreements (the “Second Closing”), the Closing Date shall be January 6, 2015. If the Green Entities elect to receive any Preferred OP Units or Preferred Stock at the First Closing, then the parties will execute and deliver the Preferred Amendment (and SUI will adopt corresponding articles supplementary) at the First Closing. At each Closing, in addition to all document deliveries required by the Definitive Agreements, each of the parties shall deliver a “bring down” certificate confirming the truth and accuracy of all of their representations and warranties herein and in each of the Transaction Agreements and, at the Second Closing, the parties shall execute and deliver (w) the Preferred Amendment, if not executed and delivered at the First Closing (and SUI will adopt corresponding articles supplementary), (x) that certain Non-Competition Agreement by and between Randall Rowe and SUI and that certain Non-Competition Agreement by and between James Goldman and SUI (collectively, the “Non-Compete Agreements”), in the forms attached as Exhibit O, (y) that certain Guaranty executed by Green Courte Real Estate Partners II, LLC and GCP Fund II REIT, LLC and that certain Guaranty executed by Green Courte Real Estate Partners III, LLC and GCP Fund III REIT, LLC, in the forms attached as Exhibit P, and (z) the Parcel Option Agreements. At the First Closing, SCOLP shall deliver to the Contributors an unqualified opinion of counsel to SCOLP that beginning with its taxable year ending December 31, 1994 and as of the First Closing (after giving effect to the transactions consummated at the First Closing), SCOLP has been and shall be treated as a partnership for federal income tax purposes and not as a corporation or association taxable as a corporation. In addition, at the First Closing, the Green Entities shall deliver to the Sun Parties an authority opinion from

DLA Piper in form and substance as reasonably acceptable to the Sun Parties, and the Sun Parties shall deliver to the Green Entities identified above an authority opinion from Jaffe, Raitt, Heuer & Weiss in form and substance reasonably acceptable to such guarantors. At the Second Closing the Sun Parties and Green Entities and their respective affiliates will consummate the transactions contemplated by that certain Subscription Agreement, of even date herewith, by and among Green Courte Real Estate Partners III, LLC, SUI and SCOLP.
7.2    Default
In the event of a default by either SCOLP, SUI or any Sun Purchaser to close on the transactions contemplated by any Definitive Agreement in breach of the terms thereof, or a default prior to the Second Closing by any Sun Party or any Sun Purchaser under this Agreement or any of the Definitive Agreements, and the continuance of such default for a period of ten (10) business days after receipt of written notice of such default (but, with respect to the First Closing only, such cure period shall expire no later than December 31, 2014), then SCOLP, SUI and the Sun Purchasers shall be deemed to be in default under all of the Definitive Agreements (excluding the Definitive Agreements previously consummated at the First Closing if the default occurs after the First Closing) and this Agreement, and the Green Entities’ sole and exclusive remedy as a result of such default shall be to terminate all of the Definitive Agreements (excluding the Definitive Agreements previously consummated at the First Closing if the default occurs after the First Closing) and receive the Deposit from the Title Company as liquidated damages; provided, however, if such default occurs after the First Closing, the Sun Parties shall also pay the Green Entities the sum of Twenty-Five Million Dollars ($25,000,000.00) as additional liquidated damages. The Green Entities agree and acknowledge that the Deposit (and, if applicable, the additional $25,000,000.00) is a reasonable estimate of any damages which the Green Entities may suffer as a result of SCOLP’s, SUI’s or any Sun Purchaser’s default.

In the event of a default by any of the Green Entities to close on the transactions contemplated by any Definitive Agreement in breach of the terms thereof, or a default prior to the Second Closing by any of the Green Entities under this Agreement or any of the Definitive Agreements, and the continuance of such default for a period of ten (10) business days after receipt of written notice of such default (but, with respect to the First Closing only, such cure period shall expire no later than December 31, 2014), then the Green Entities shall be deemed to be in default under all of the Definitive Agreements (excluding the Definitive Agreements previously consummated at the First Closing if the default occurs after the First Closing) and this Agreement, and the Sun Parties shall have the right, as its sole and exclusive remedy, to either (i) specific performance of the terms and conditions of this Agreement and the Definitive Agreements (provided that any action for specific performance must be brought, if at all, not later than sixty (60) days after the scheduled Closing Date), or (ii) terminate all (but less than all) the Definitive Agreements (excluding the Definitive Agreements previously consummated at the First Closing if the default occurs after the First Closing), whereupon the Deposit shall be refunded by the Title Company to SCOLP, and the Green Entities shall pay the Sun Parties the sum of Fifty Million Dollars ($50,000,000.00) (as such amount may be reduced in accordance with Section 5.3(c)) as liquidated damages; provided, however, if such default occurs after the First Closing, the liquidated damages payable by the Green Entities shall be increased to Seventy-Five Million Dollars ($75,000,000.00). The Sun Parties agree and acknowledge that such sum is a reasonable estimate of any damages which the Sun Parties may suffer as a result of the Green Entities’ default.

A default by a party under any of the Transaction Agreements shall constitute a default by such party and its affiliates under all other Transaction Agreements. Except as otherwise set forth in Section 5.3, no party to any Transaction Agreement may exercise any right of termination under this Agreement or any Definitive Agreement unless such party or its affiliates also simultaneously terminates all other Transaction Agreements, so that a Closing must occur under all of the Definitive Agreements, or under none of them (except that the Closing under the Merger Agreements shall be consummated after the Closing under the other Definitive Agreements, as provided in Section 7.1).

8.    Indemnification.
8.1    All representations and warranties made by the parties herein and in the Definitive Agreements shall survive the Closing for a period that ends on the date that SUI files its Form 10-K for the year ending December 31, 2015 (but in no event later than March 15, 2016) (the “Claims Period”); provided, however, that the Fundamental Reps of the Green Entities (as defined in the Definitive Agreements) and any claim for fraud shall continue in full force and effect until the expiration of the applicable statute of limitations. No party will be obligated to provide indemnification pursuant to Section 8.2(i) and Section 8.3(i) herein (with respect to any matter other than a breach of the Fundamental Reps or fraud) unless on or before the last day of the Claims Period the party claiming such indemnification notifies the other party in writing of such claim, specifying the factual basis of the claim in reasonable detail to the extent then known by such party and the amount of the claim, whether or not the settlement or proceeding with respect to such claim occurs, in whole or in part, during or after the applicable Claims Period. The period beginning on the last day of the Claims Period through the date of the final settlement and resolution of any claims or actions that are pending upon expiration of the Claims Period (“Pending Claims”) shall be referred to herein as the “Set Off Period.” Except for the obligations of the parties which survive the Closing pursuant to the express terms of this Agreement or the Definitive Agreements, from and after the Closing the parties’ sole remedy for any breach or violation of this Agreement or the Definitive Agreements, including the representations and warranties of the parties set forth herein or in the Definitive Agreement, shall be as provided in this Section 8.
8.2    From and after the Closing, the Green Entities, jointly and severally, agree to indemnify, defend, and hold harmless SCOLP, SUI, SHS, the Sun Purchasers and each of their respective members, managers, partners directors, officers, shareholders, employees, agents, attorneys, related parties, affiliates, successors and assigns (collectively, the “Sun Indemnified Parties”) from and against any and all actions, proceedings, claims, demands, losses, costs, liabilities, obligations, damages and expenses (including attorneys' fees and costs) whatsoever, including any losses, costs, liabilities, obligations, damages and expenses as a result of the final settlement or judgment of any Pending Claims (collectively, “Losses”), which may be brought against or suffered by any of the Sun Indemnified Parties or which they may sustain, pay or incur, arising by reason of, in connection with or in any way relating to (i) any breach by any of the Green Entities of any of its representations or warranties in the Definitive Agreements, this Agreement or in any other document or instrument delivered by any Green Entity, Parent Entity, Holding Company or Property Owner in connection with the consummation of the transactions contemplated herein, other than a breach of the Fundamental Reps of the Green Entities, (ii) any breach by any of the Green Entities of the Fundamental Reps contained in the Definitive Agreements or this Agreement, (iii) any breach by any of the Green Entities of any of their covenants, agreements or obligations contained in the Definitive Agreements or this Agreement or any other document or instrument delivered by any Green Entity, Parent Entity, Holding Company or Property Owner in connection with the consummation of the transactions contemplated herein, (iv) all obligations and liabilities of the Green Entities, Parent Entities, Home Sellers, Holding Companies or Property Owners, accrued or unaccrued, foreseen or unforeseen, contingent or liquidated, incurred as of the Closing Date or arising out of events or occurrences prior to the Closing Date (collectively, the "Pre‑Closing Liabilities"), unless expressly assumed by a

Sun Purchaser pursuant to the terms of the Definitive Agreements or unless (and only to the extent that) an express credit or proration is provided to the Sun Parties on account thereof, (v) all accounts payable and indebtedness of the Green Entities, Parent Entities, Home Sellers, Holding Companies or Property Owners, accrued or unaccrued, incurred as of the Closing Date, unless expressly assumed by a Sun Purchaser pursuant to the terms of the Definitive Agreements or unless (and only to the extent that) an express credit or proration is provided to the Sun Parties on account thereof, (vi) the termination of the employees of any Green Entity, Holding Company or Property Owner or any manager of any Project on or prior to the Closing Date, and (vii) all transaction fees, costs and expenses required to be paid by the Green Entities under the Transaction Agreements (including, without limitation, adjustments and prorations, amounts under Sections 5.3, 5.5 and 10 of this Agreement, and amounts under Section 19 of the Contribution Agreements (and corresponding provisions of the other Transaction Agreements)).
8.3    From and after the Closing, SCOLP agrees to indemnify, defend and hold harmless the Green Entities and each of their respective members, managers, partners directors, officers, shareholders, employees, agents, attorneys, related parties, affiliates, successors and assigns (collectively, the “Green Indemnified Parties”) from and against any and all Losses whatsoever, which may be brought against or suffered by any of the Green Indemnified Parties or which they may sustain, pay or incur, arising by reason of, in connection with or in any way relating to (i) any breach by any of the Sun Parties or Sun Purchasers of any of its or their representations or warranties in the Definitive Agreements, this Agreement or in any other document or instrument delivered by the Sun Parties or the Sun Purchasers in connection with the consummation of the transactions contemplated herein, other than a breach of the Fundamental Reps of the Sun Parties, (ii) any breach by any of the Sun Parties or the Sun Purchasers of the Fundamental Reps contained in the Definitive Agreements or this Agreement, (iii) any breach by any of the Sun Parties or the Sun Purchaser of any of their covenants, agreements or obligations contained in the Definitive Agreements or this Agreement or any other document or instrument delivered by the Sun Parties or the Sun Purchasers in connection with the consummation of the transactions contemplated herein, (iv) all accounts payable and indebtedness of the Holding Companies, AIOP or Property Owners, accrued or unaccrued, incurred after the Closing Date, unless (and only to the extent that) an express credit or proration is provided to the Green Entities on account thereof, and (v) all transaction fees, costs and expenses required to be paid by the Sun Parties or the Sun Purchasers under the Transaction Agreements (including, without limitation, adjustments and prorations, amounts under Sections 5.5 and 10 of this Agreement, and amounts under Section 19 of the Contribution Agreements (and corresponding provisions of the other Transaction Agreements)).
8.4    The aggregate amount payable to the Sun Indemnified Parties with respect to all Losses under Section 8.2 shall not exceed an amount equal to Fifty Million and No/100 Dollars ($50,000,000.00) (the “Cap”), and the Sun Indemnified Parties may not assert any claim hereunder or under any of the Definitive Agreements unless and until all claims hereunder and under all of the Definitive Agreements exceed an aggregate minimum amount equal to Five Million and No/100 Dollars ($5,000,000.00) (the "Minimum Amount"), in which event recovery may be had with respect to all claims (and not just those above the Minimum Amount); provided, however, that neither the Cap nor the Minimum Amount shall apply to any Losses resulting from, arising out of, in the nature of, or caused by (i) any fraudulent breach by a party of any of its representations, warranties, covenants or agreements set forth herein or in the Definitive Agreements, or (ii) any Losses under Sections 8.2(ii), (v), (vi) or (vii). The Cap and Minimum Amount are subject to adjustment in accordance with Section 5.3(c).

After the final determination of any Losses during the Set Off Period under Section 8.2 (by mutual written agreement of the parties or pursuant to the final and unappealable judgment of a court of competent jurisdiction), then, if such Losses are not paid directly by the Green Entities or their affiliates, at the election of the Sun Indemnified Parties, the Sun Indemnified Parties may either receive Cash from the Indemnity Holdback equal to the amount of such Losses or cancel Secured Units having a then-current market value (in the case of SUI Common Stock or Common OP Units) or $25.00 per share/unit Issue Price plus accrued and unpaid dividends (in the case of Preferred Stock or Preferred OP Units) equal to the amount of such Losses, or any combination, or in lieu of such cancellation, the Green Entities may deliver to SCOLP Cash equal to the amount of such Losses.
The aggregate amount payable to the Green Indemnified Parties with respect to all Losses under Section 8.3 shall not exceed $29,100,000.00 (the “Sun Cap”), and the Green Indemnified Parties may not assert any claim hereunder or under any of the Definitive Agreements unless and until all claims hereunder and under all of the Definitive Agreements exceed $2,910,000.00 (the “Sun Minimum Amount”), in which event recovery may be had with respect to all claims (and not just those above the Sun Minimum Amount); provided, however, that neither the Sun Cap nor the Sun Minimum Amount shall apply to any Losses resulting from, arising out of, in the nature of, or caused by (i) any fraudulent breach by a party of any of its representations, warranties, covenants or agreements set forth herein or in the Definitive Agreements, or (ii) any Losses under Sections 8.3(ii), (iv) or (v).
8.5    Any claim for indemnification under the Agreement (“Claim”) by a Sun Indemnified Party or a Green Indemnified Party (the “Claiming Party”), and the obligations and liabilities of any party responsible for such Claim under Section 8.2 or Section 8.3, as the case may be (the “Indemnifying Party”), shall be subject to the following additional terms and conditions:
(a)    Insurance Benefits. With respect to each Claim, the Claiming Party shall use reasonable efforts to assert all claims under all applicable insurance policies, and any Losses that may be recovered by the Claiming Party with respect to such Claim shall be net of any insurance proceeds received with respect thereto. To the extent that insurance proceeds are collected after a Claim has been paid or settled, the Claiming Party shall restore the Indemnifying Party to the same economic position as would have existed had such insurance proceeds been collected prior to the settlement of such Claim.
(b)    Right of Subrogation. If any of the Losses for which an indemnifying party is responsible or allegedly responsible under this Section 8 are recoverable or reasonably likely to be recoverable against any third party at the time that payment is due hereunder, the Claiming Party shall assign any and all rights that it may have to recover such Losses to the indemnifying party or, if such rights are not assignable for any reason, the Claiming Party shall attempt in good faith to collect any and all such Losses on account thereof from such third party for the benefit of the Indemnifying Party. The Claiming Party shall reimburse the Indemnifying Party for any and all Losses paid by the Indemnifying Party to the Claiming Party pursuant to this Agreement to the extent such amount is subsequently paid to the Claiming Party by any Person other than the Indemnifying Party.
(c)    No Duplication of Recovery. Notwithstanding anything contained in this Agreement or the other Transaction Agreements to the contrary, neither the Sun Indemnified Parties (with respect to Losses covered by Section 8.2) nor the Green Indemnified Parties (with respect to Losses covered by Section 8.3) may recover duplicative Losses in respect of a single set of facts or circumstances under more than one representation or warranty or covenant in the Transaction Agreements regardless of whether such facts or circumstances would give rise to a breach of more than one representation or warranty or covenant in Transaction Agreements.
(d)    Duty to Mitigate. The Sun Indemnified Parties and the Green Indemnified Parties shall take and shall cause their respective affiliates to take all commercially reasonable steps to mitigate any Losses upon becoming aware of any event which would reasonably be expected to, or does, give rise to any Claim.
(e)    Disclaimer of Certain Damages. No Claim shall be made for any Losses in the nature of special, exemplary or punitive damages or loss of business reputation or opportunity relating to the breach or alleged breach of any representation, warranty, covenant or agreement in the Transaction Agreements.
8.6    Any Sun Indemnified Party making a claim for indemnification under Section 8 herein shall notify the Green Entities, and any Green Indemnified Party making a claim for indemnification under Section 8 herein shall notify SCOLP and SUI, of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof and the basis thereof. Any party who makes a claim for indemnity hereunder is referred to herein as an “Indemnitee”, and any party to which a claim for indemnity has been made is referred to herein as an “Indemnitor”. Any failure of an Indemnitee to promptly notify an Indemnitor of a third-party claim shall not release such Indemnitor from their indemnity obligations hereunder, unless, and only to the extent, such failure actually and materially prejudices the position of the Indemnitor. Any Indemnitor shall be entitled to participate in the defense of any action, lawsuit, proceeding, investigation or other claim resulting from a claim made by a third party giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and, at its option (subject to the limitations set forth below), shall be entitled to assume the defense thereof by appointing reputable counsel acceptable to the Indemnitee in its sole discretion to be the lead counsel in connection with such defense; provided that prior to the Indemnitor assuming control of such defense it shall first acknowledge in a writing delivered to the Indemnitee that such Indemnitor shall indemnify Indemnitee in respect of such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification as provided hereunder, and provided, further, that:
(a)    the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the reasonable fees and expenses of such separate counsel shall be borne by the Indemnitee;
(b)    the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) if (i) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (ii) the Indemnitee reasonably believes an adverse determination in respect of the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be materially detrimental to or would materially injure the Indemnitee’s reputation or future business prospects; (iii) the claim seeks an injunction or other equitable relief against the Indemnitee; (iv) there are legal defenses that are available to the Indemnitee that are different from or additional to those available to the Indemnitor; (v) there exists a conflict of interest between the Indemnitee and the Indemnitor; (vi) the Indemnitor failed or is failing to assume control of such defense in a timely fashion or to vigorously prosecute or defend such claim; or (viii) the claim for indemnification relates to or arises in connection with any matter pertaining to required filings with the Securities and Exchange Commission and/or SUI’s status as a publicly traded company; and

(c)    if the Indemnitor elects to control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations in respect of such claim, with prejudice.
8.7    A claim for indemnification for any matter not involving a third party claim described in Section 8.6 may be asserted by notice to the party from whom indemnification is sought describing the claim, the amount thereof and the basis thereof.
8.8    Notwithstanding anything to the contrary herein, from and after the Second Closing, none of the following entities (which will be owned by the Sun Parties in accordance with the Transaction Agreements) shall be an Indemnifying Party or an Indemnitor under Section 8.2: GCP REIT II, GCP REIT III, American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.
9.    Tax Protections
Prior to or concurrently with the First Closing, the Sun Parties and the Green Entities shall enter into a mutually acceptable tax protection agreement(s) containing the following principal provisions:
(a)    Subject to Section 9(b) below, for the benefit of the owners (the “Protected Partners”) of the Common OP Units and Preferred OP Units, prior to the termination of the Protection Period (as defined below) for each Protected Property set forth in the attached Exhibit K, neither SCOLP, nor any entity in which SCOLP holds a direct or indirect interest, will consummate a sale, transfer, exchange or other disposition of any Project set forth on Exhibit K attached hereto or a successor project acquired in a Section 1031 exchange or any other non-recognition transaction in which a substituted basis or carryover basis is applied (each, a “Protected Project”) or any indirect interest therein, in a transaction (including a merger) that results in the recognition by any Protected Partner, for federal income tax purposes, of all or any portion of the built-in gain under Section 704(c)(1) the Internal Revenue Code of 1986, as amended (the “Code”). Notwithstanding anything to the contrary herein, this covenant shall not apply to any transferee of Common OP Units or Preferred OP Units by a Protected Partner whose tax basis has been determined under Sections 1014 or 1012 of the Code. In the event that SCOLP breaches this Section 9(a), SCOLP shall pay to each Protected Partner (1) an amount equal to the excess of (A) the additional federal, state and local income taxes incurred by such Protected Partner solely as a result of such breach, over (B) the net present value of such taxes, as of the date such Protected Partner actually pays such taxes, assuming for this purpose that payment of such taxes had been made on the last day of the applicable Tax Protection Period and using a discount rate equal to 5%, plus (2) a tax gross up amount which is sufficient to compensate the Protected Partners so they do not have any additional federal, state or local income tax liability as a direct result of the payment described in clause (1) above.
“Protection Period” shall mean, with respect to each Protected Project, the period commencing on the date of the First Closing and ending on the date set forth across from such Project’s name as set forth on Exhibit K; provided however, that with respect to up to two (2) Protected Projects with Protection Periods ending on January 1, 2016, SCOLP may elect to accelerate the end of the Protection Period to January 1, 2015, in which case

SCOLP shall provide the Protected Partners prompt written notice of any such acceleration election. The Protected Projects with a Protection Period ending on January 1, 2016 shall be referred to as the “Short-Term Protected Projects.”
(b)    Notwithstanding anything to the contrary herein, Section 9(a) shall not apply to: (i) any transaction which would not result in the recognition and allocation of any built-in gain to any Protected Partner, including, without limitation, a transaction which qualifies as a tax-free like-kind exchange under Code Section 1031 or a tax-free contribution under Code Section 721 or Code Section 351 or a tax-free merger or consolidation of SCOLP (or any subsidiary) with or into another entity that qualifies for taxation as a partnership for federal income tax purposes, or (ii) the condemnation or other taking of all or any portion of any Protected Project by a governmental entity or authority in eminent domain proceedings or otherwise or a casualty with respect thereto (each, a “Permitted Transfer”).
In the case of a Permitted Transfer described in clause (ii) of this Section 9(b), or in the case of the sale or disposition of any of the Short-Term Protected Projects prior to the 6th anniversary of the First Closing, SCOLP shall use its good faith commercially reasonable efforts to structure such disposition as either a tax-free like-kind exchange under Code Section 1031 or other tax-free contribution or tax-free reinvestment of proceeds under Code Section 1033; provided, that, commercially reasonable efforts shall not require SCOLP to pay additional amounts to purchase replacement property over and above the proceeds of the Permitted Transfer.
(c)    SCOLP shall use, and shall cause any other entity in which SCOLP has a direct or indirect interest to use, the “traditional method” under Regulations Section 1.704-3(b) for purposes of making allocations under Section 704(c) of the Code with respect to each Protected Property to take into account the book-tax disparities as of the effective time of the contribution with respect to such Protected Property and with respect to any revaluation of such Protected Property pursuant to Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(2)(iv)(g) and 1.704-3(a)(6) with no “curative allocations,” “remedial allocations” or adjustments to other items to offset the effect of the “ceiling rule.”
(d)    SCOLP will allocate, in accordance with the Treasury Regulations, to each Protected Partner an amount of “excess nonrecourse liabilities,” as defined in Regulations Section 1.752-3(a)(3), up to the amount of built-in gain that is allocable to such Protected Partner with respect to each property acquired by SCOLP to the extent that each such property is subject to nonrecourse liabilities and such Protected Partner’s built-in gain with respect to each such property exceeds his gain with respect thereto described in Regulations Section 1.752-3(a)(2).
(e)    SCOLP agrees to continue to allocate “qualified nonrecourse indebtedness” (within the meaning of Code Section 465(b)(6)(B)) (“Qualified Nonrecourse Debt”) in a manner that is consistent with SCOLP’s past practice of allocating “qualified nonrecourse indebtedness” to its partners, which is compliant with the Treasury Regulations set forth in subsection (d) above.
(f)    SCOLP shall make available to each Protected Partner the opportunity to either (A) enter into a deficit restoration obligation (DRO) or (B) make a guarantee (or, at the option of such Protected Partner, allow its indirect owners to make such a guarantee) of unsecured debt or secured debt (which secured debt satisfies certain conditions as agreed in the tax protection agreement) of SCOLP, in such amount or amounts so as to cause the amount of SCOLP liabilities allocated to such Protected Partner for purposes of

Section 752 of the Code to be not less than such Protected Partner’s Desired Liability Amount and to cause the amount of SCLOP liabilities with respect to which such Protected Partner will be considered to be “at risk” for purposes of Section 465 of the Code to be not less than such Protected Partner’s Desired Liability Amount. For purposes of this Section 9, the term “Desired Liability Amount” shall mean, with respect to each Protected Partner, a specific amount agreed by SCOLP in the tax protection agreement, which generally will be equal to the amount that would allow such Protected Partner to avoid gain recognition as a result of a reduction in liabilities allocated to the Protected Partners for federal income tax purposes as a result of the contribution transactions contemplated by this Agreement.
10.    Employee Matters
(a)    Effective as of the applicable Closing Date, the Green Entities (or their applicable affiliates) shall terminate all of the Projects’ regional vice presidents, on-site property managers, assistant property managers and sales and maintenance personnel (collectively, the “Project Employees”) immediately prior to Closing and shall pay all such employees any amounts due to such Project Employees through the Closing Date for accrued wages, any other benefits, employment taxes and any other claims and obligations related to their employment with the Green Entities (or their applicable affiliates). SCOLP or an affiliate of SCOLP shall, effective immediately following the applicable Closing Date, offer employment to all Project Employees (excluding only the Project Employees who fail to meet SCOLP’s existing human resources’ hiring criteria) on such terms and conditions as SCOLP deems appropriate; provided, however, that such terms and conditions provide for base salaries, wages or commissions (as applicable) and employee benefits for each of the Project Employees which are substantially comparable in the aggregate to those provided to such Project Employees immediately prior to the Closing Date. The Green Entities will not unreasonably interfere with SCOLP’s efforts to hire the Project Employees. Those Project Employees who receive and accept such offers of employment shall be referred to hereinafter as the “Transferred Employees”. Those Project Employees who receive and reject such offer of employment or who fail to meet SCOLP’s existing human resources’ hiring criteria and all other employees of the Green Entities (or their applicable affiliates) that are not Project Employees shall be collectively referred to hereinafter as “Excluded Employees.”
(b)    SCOLP and/or an affiliate of SCOLP shall be responsible for all salaries, wages and benefits of each Transferred Employee relating to periods after the Closing, and neither the Green Entities nor their affiliates shall have any liability for salaries, wages or benefits of Transferred Employees accruing or relating to periods after the Closing Date that are provided by SCOLP and/or an affiliate of SCOLP. Transferred Employees shall not accrue benefits under any employee benefit policies, plans, arrangements, programs, practices or agreements of the Green Entities (or their applicable affiliates) after the applicable Closing Date. Notwithstanding anything to the contrary contained in this Agreement, the Green Entities shall remain and be responsible for any and all liabilities or obligations or claims in respect of (i) all Excluded Employees and their beneficiaries and dependents, whether arising before, on or after the Closing Date, and (ii) all Transferred Employees and their respective beneficiaries and dependents arising on or before the Closing Date, including any and all liabilities or obligations or claims arising out of the consummation of the transactions contemplated by the Transaction Agreements.
(c)     SCOLP agrees that it will, or will cause an affiliate to: (1) give Transferred Employees full credit for service with the Green Entities (or their applicable affiliates) for purposes of eligibility and vesting (as applicable) and benefit accrual solely for purposes of vacation, paid time off and severance entitlement, under any plans or arrangements provided to such Transferred Employees by SCOLP (or its affiliates) after the applicable Closing Date; provided that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit, (2) waive all limitations as to waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees and their eligible dependents under any group health plans in which such Transferred Employees and their eligible dependents are eligible to participate in on or following the applicable Closing Date, and (3) provide each Transferred Employee and his or her eligible dependents with credit under any group health plans in which Transferred Employees (and their eligible dependents) are eligible to participate in on or following the applicable Closing Date for all deductibles satisfied by Transferred Employees (and their eligible dependents) in respect of the calendar year in which the applicable Closing occurs, provided that the Transferred Employees authorize the disclosure of any information necessary to provide the credit.
(d)    To the extent permitted by applicable Law and contract, the Green Entities shall promptly (and in any event within 45 days after the execution of this Agreement) provide the Sun Parties with the following information, as reasonably requested by the Sun Parties, with respect to the Transferred Employees to assist in effecting their employment by SCOLP or an affiliate following the Closing Date in an orderly fashion: each Project Employee’s wage rate or salary, exempt/non-exempt status, years of service, and job title and job description, if any.
(e)    Nothing in this Agreement, express or implied, is intended to or shall confer upon or be construed to confer upon any employee (including any Transferred Employee or Excluded Employee or any respective beneficiary or dependent thereof) of the Green Entities or the Sun Parties or legal representative thereof, any rights or remedies (including any right to employment for any specified period or rights to any specific benefits or compensation) of any nature or kind whatsoever under or by reason of this Agreement.
11.    Records and Personnel.
The Green Entities may, following the Closing, retain copies of the Transferred Entities’ (as defined below) books, records, materials and information including, without limitation, tenant records, personnel and payroll records, accounting records, purchase and sale records, price lists and correspondence, wherever located (the “Records”), including Records stored on computer disks or tapes or any other storage medium, as the Green Entities are reasonably likely to need in connection with their obligations pertaining to any accounting, auditing, or tax requirements and any claims or legal proceedings relating in whole or in part to the Transferred Entities. The Sun Parties shall use their commercially reasonable efforts to cause the Transferred Entities to retain the Records for a period of six (6) years following the Closing. Following the expiration of such six (6) year period, the Transferred Entities may dispose of such Records provided that the Sun Parties give the Green Entities at least thirty (30) days’ prior written notice of any such disposition, and if requested by the Green Entities, deliver to the Green Entities any of such Records as the Green Entities may request. During the period in which the Transferred Entities maintain such Records, upon reasonable notice and request by the Green Entities, the Sun Parties, during normal business hours, shall permit the Green Entities or any of their representatives to examine, copy and make extracts from all Records, all without cost, surcharge or expense other than reasonable copy charges, as the Green Entities and such representatives are reasonably likely to need in connection with any accounting, auditing and tax requirements, any applicable legal requirements and any claims or legal proceedings relating in whole or in part to the Green Entities or the Transferred Entities, including, but not limited to, any financial reporting obligation and in connection with any other such matter as may be reasonably requested by the Green Entities.
(a)    For purposes of this Agreement, the term “Transferred Entity” includes Fund 2, Fund 3, each Holding Company, each Property Owner and each of their respective subsidiaries which, in each case, is directly or indirectly acquired by the Sun Parties pursuant to the Transaction Documents.
(b)    From and after the Closing, the Sun Parties shall, and shall cause their affiliates (including the Transferred Entities) to, make their respective employees reasonably available to the Green Entities and their affiliates and representatives, upon reasonable notice, at such employees’ normal business location and during such employees’ normal business hours, to provide such assistance to the Green Entities as may be reasonably requested by the Green Entities from time to time in connection with the Green Entities’ involvement in any accounting, auditing, or tax requirements and any claims or legal proceedings relating in whole or in part to the Transferred Entities, including, without limitation, as follows:
i.    to assist, as requested, in responding to inquiries from or audits by or required by any governmental body or to assist, as requested, in connection with any applicable legal requirement, including preparation of responses and other required documents;
ii.    to provide support and information as necessary in connection with any accounting requirements or to prepare appropriate financial statements;
iii.    to provide support and information necessary for preparing tax returns for periods prior to and including the years ending on or prior to the Closing Date; and
iv.    to provide support and information to respond to any tax inquiries, audits or other legal proceedings for any period or partial period prior to the Closing Date.
12.    Notices, Etc.
All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) or by email (provided that email receipt is electronically confirmed), to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):
If to the Green Entities:

c/o Green Courte Partners, LLC
840 South Waukegan Road, Suite 222
Lake Forest, Illinois 60045
Attention: James Goldman, Vice Chairman
email: JimGoldman@greencourtepartners.com

With required copies to:

Green Courte Partners, LLC
840 South Waukegan Road, Suite 222
Lake Forest, Illinois 60045
Attn: Kelly Stonebraker, Managing Director and General Counsel
email: KellyStonebraker@greencourtepartners.com

And to

DLA Piper LLP (US)
203 N. LaSalle Street, Suite 1900
Chicago, IL 60601
Attn: David Sickle
email: david.sickle@dlapiper.com

If to the Sun Parties:

Mr. Gary A. Shiffman
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
email: gshiffman@suncommunities.com

With a required copy to:

Jaffe, Raitt, Heuer & Weiss, P.C.
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034
Attn: Mr. Arthur A. Weiss
Attn: Mr. Richard Zussman
email: aweiss@jaffelaw.com and rzussman@jaffelaw.com

13.    Miscellaneous Provisions

13.1    Entire Agreement
This Agreement and the Definitive Agreements (together with the exhibits hereto and thereto) constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Green Entities and Sun Parties with respect to the subject matter hereof and thereof. There is no statement, promise, agreement or obligation in existence which may conflict with the terms of this Agreement or which may modify, enlarge or invalidate this Agreement or any provision hereof. None of the prior and/or contemporaneous negotiations, preliminary drafts, or prior versions of this Agreement leading up to its execution and not set forth herein shall be used by any of the parties to construe or affect the validity of this Agreement. The Green Entities and the Sun Parties agree that in all events, the Definitive Agreements shall be read together in a consistent manner; provided, however, in the event of any conflict between the terms of this Agreement and any other agreements executed in connection with the overall transaction, including the Definitive Agreements, the terms of this Agreement shall control.
13.2    Cooperation

The parties hereto shall use their reasonable, diligent and good faith efforts, and shall cooperate with and assist each other, to perform their respective obligations under this Agreement and the Definitive Agreements. The parties shall execute such additional instruments and certificates as may be necessary or appropriate in order to carry out the intent of this Agreement. The parties hereto shall use all commercially reasonable efforts to promptly deliver all notices and obtain all documentation, due diligence deliveries, authorizations, consents and approvals that may be or become necessary for the consummation of the transactions contemplated by this Agreement and the Definitive Agreements.
13.3    Amendments
This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Green Entities and the Sun Parties.
13.4    Benefits
This Agreement shall inure to the benefit of and shall bind the parties hereto, their successors and permitted assigns; provided, however that no party may assign this Agreement or any rights or obligations hereunder without the express prior written consent of the other parties hereto, and any purported or attempted assignment without such consent shall constitute an event of default hereunder by the assigning party. None of the provisions of this Agreement shall be construed as for the benefit of or as enforceable by any creditor of the parties or any other person not a party to this Agreement.
13.5    Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
13.6    Captions
All captions are for convenience only, do not form a substantive part of this Agreement and shall not restrict or enlarge any substantive provisions of this Agreement.
13.7    Construction
This Agreement shall not be construed more strictly against one party then against the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that all parties have contributed substantially and materially to the preparation of this Agreement.
13.8    Number and Gender
Where necessary or appropriate to the construction of this Agreement, the singular and plural number, and the masculine, feminine and neuter gender shall be interchangeable.
13.9    Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. Several of the parties to this agreement were organized in the State of Delaware, which state the parties agree has a substantial relationship to the parties and to the underlying transaction embodied hereby, and in all respects, including matters of construction, validity and performance of this Agreement and all obligations arising hereunder.
13.10    Jurisdiction / Venue
Each of the parties hereto submits to the sole and exclusive jurisdiction of the courts of and located in New Castle County, State of Delaware and the federal courts of the United States of America located in the District of Delaware, for any action or proceeding arising out of or relating to this Agreement and/or any other aspect of the relationship between and/or among the parties hereto and agrees that all claims and/or defenses in respect of the action or proceeding shall be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement and/or any other aspect of the relationship between and/or among the parties in any other court. Each of the parties waives any right to seek a transfer of any action or proceeding to any other forum and waives all defenses and/or objections to maintaining any action or proceeding in the courts of and located in New Castle County, State of Delaware and the federal courts of the United States of America located in the District of Delaware so brought including, without limitation, the defense of inconvenient forum (forum non conveniens) and waives any bond, surety and other security that might be required of any other party with respect thereto.
13.11    Jury Waiver
TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
13.12    Counterparts
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Copies (whether photostatic, facsimile, electronic or otherwise) of this Agreement may be made and relied upon to the same extent as an original.
13.13    Time is of the Essence.
Time is of the essence of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SUN PARTIES:

SUN COMMUNITIES OPERATING LIMITED PARNERSHIP, a Michigan limited partnership

By:		Sun Communities, Inc., a Maryland corporation, its general partner

	By:	/s/ Gary A. Shiffman
Gary A. Shiffman, CEO

Sun Communities, Inc., a Maryland corporation

By:	/s/ Gary A. Shiffman
Gary A. Shiffman, CEO

Sun Homes Services, Inc., a Michigan corporation

By:	/s/ Gary A. Shiffman
Gary A. Shiffman, CEO

[SIGNATURES OF GREEN ENTITIES ON THE NEXT PAGE]

Continuation of Signature Page to Omnibus Agreement

GREEN ENTITIES:

GREEN COURTE REAL ESTATE PARTNERS, LLC, a Delaware limited liability company

By:		Green Courte Partners, LLC, an Illinois limited liability company, Managing Member

	By:	/s/ James R. Goldman
James R. Goldman

GCP REIT II, a Maryland real estate investment trust

By:	/s/ James R. Goldman
James R. Goldman, President/Trustee

American Land Lease, Inc., a Delaware corporation

By:	/s/ James R. Goldman
James R. Goldman,Vice Chairman

ASSET INVESTORS OPERATING PARTNERSHIP, L.P., a Delaware limited partnership

By:		American Land Lease, Inc., a Delaware corporation, its General Partner

	By:	/s/ James R. Goldman
James R. Goldman, Vice Chairman

GCP REIT III, a Maryland real estate investment trust

By:	/s/ James R. Goldman
James R. Goldman, President/Trustee